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                                UNITED STATES                                     OMB APPROVAL
                      SECURITIES AND EXCHANGE COMMISSION                OMB Number:           3235-0145
                            WASHINGTON, D.C. 20549                      Expires:        August 31, 1991
                                                                        Estimated average burden
                                                                        hours per response        14.90
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                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 4)*


                           THE FOOTHILL GROUP, INC.
                           ------------------------
                               (Name of Issuer)

                      CLASS A COMMON STOCK, NO PAR VALUE
                      ----------------------------------
                        (Title of Class of Securities)

                                   345109201
                                   ---------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                           Page 1 of 5 Pages


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CUSIP NO. 345109201                  13G                     PAGE 2 OF 5 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     John F. Nickoll
     ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [  ]
                                                            (b) [XX]

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

                    5     SOLE VOTING POWER
    NUMBER OF             1,005,017
     SHARES
  BENEFICIALLY      6     SHARED VOTING POWER
    OWNED BY              9,370
      EACH
    REPORTING       7     SOLE DISPOSITIVE POWER
     PERSON               1,005,017
      WITH
                    8     SHARED DISPOSITIVE POWER
                          9,370

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,014,387

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     6.1%

12   TYPE OF REPORTING PERSON*
     IN


                    * SEE INSTRUCTION BEFORE FILLING OUT!


                              Page 2 of 5 Pages
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Item 1.  NAME OF ISSUER.

         (a)  The Foothill Group, Inc.

         (b)  11111 Santa Monica Boulevard
              Los Angeles, California 90025-3333

Item 2.  IDENTITY AND BACKGROUND.

         (a)  John F. Nickoll

         (b)  11111 Santa Monica Boulevard
              Los Angeles, California 90025-3333

         (c)  United States

         (d)  Class A Common Stock, No Par Value

         (e)  345109201

Item 3.  CAPACITY OF PERSON FILING.

         This statement is filed pursuant to Rule 13d-(c). The person is filing as an "Individual."

Item 4.  OWNERSHIP.

         (a)  1,014,387

         (b)  6.1%

         (c)  (i)    1,005,017

              (ii)       9,370

              (iii)  1,005,017

              (iv)       9,370

Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not Applicable.




                              Page 3 of 5 Pages

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Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         John F. Nickoll may be deemed the beneficial owner of 9,370 shares of the Class A Common Stock (the "Common Stock") of The Foothill Group, Inc. owned by his wife and children, who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, their Common Stock.

         Except as otherwise indicated in this response to Item 6, John F. Nickoll has sole voting and dispositive power with respect to the shares of Common Stock beneficially owned by him, subject to any limitations on such power arising under community property and similar laws.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not Applicable.

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not Applicable.

Item 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not Applicable.

Item 10. CERTIFICATION.

         Not Applicable.




                              Page 4 of 5 Pages

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        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                           January 27, 1994

                                           /s/ JOHN F. NICKOLL
                                           ___________________________________
                                           John F. Nickoll






                              Page 5 of 5 Pages